Exhibit (a)(33)
Transcript of the PotashCorp
Q3 2010 Earnings Conference Call

Date:	Thursday, October 28, 2010

Time:	1:00 PM ET

Speakers:	Denita Stann Senior Director Investor Relations

Bill Doyle President and Chief Executive Officer

Stephen Dowdle President – PCS Sales

Garth Moore President – PCS Potash

Tom Regan President – PCS Phosphate, PCS Nitrogen

David Delaney Executive Vice President and Chief Operating Officer

Joe Podwika Senior Vice President and General Counsel

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Operator: I will now turn the conference over to Denita Stann, Senior Director, Investor Relations. Please go ahead.
Denita Stann: Thanks, Brock. Good afternoon. Thank you for joining us and welcome to our third quarter earnings call. In the room with us today, we have Bill Doyle, our President and CEO, Wayne Brownlee, our Executive Vice President and Chief Financial Officer, David Delaney, Executive Vice President and Chief Operating Officer, Joe Podwika, Senior Vice President and General Counsel, and Garth Moore, President of PCS Potash, Tom Regan, President of PCS Phosphate and PCS Nitrogen and Stephen Dowdle, President of PCS Sales. I would like to welcome the media who are listening in and remind people that we are live on our website.
This morning we posted an investor presentation on our website and during Bill’s remarks we will be highlighting a few key items from this presentation.
I would also like to remind everyone that today’s call may include forward-looking statements. Such forward-looking statements are given as of the date of this call and involve risks and uncertainties. A number of factors and assumptions were applied in the formulation of such statements and actual results could differ materially.
For additional information with respect to forward-looking statements, factors, and assumptions, we direct you to our news release and our most recent Form 10-K. Also today’s news release, which is posted on our website, includes a reconciliation of certain non-GAAP financial measures to their most directly comparable GAAP measures.
I will now turn the call over to Bill Doyle for some comments, and then we’ll go to questions.
Bill Doyle: Thank you, Denita, and good afternoon everyone. Thank you for joining us for this discussion of PotashCorp’s third-quarter performance and our outlook for the future.
We believe we are at the front end of a powerful period of growth – and that our third-quarter results provided only a small hint of the earnings capability of our company in the months and years ahead.
We appreciate this opportunity to walk you through the rapidly improving conditions in the fertilizer sector – and our ability to deliver significant value for our shareholders in this environment.
Over the past two months, a great deal of attention has been focused on BHP Billiton’s unsolicited offer to purchase PotashCorp for $130 per share.

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This has distracted many people from where the action really is – namely a significant improvement in the fundamentals that are set to drive both near- and longer-term demand for our products.
As this shift took hold, we generated earnings of $1.32 per share, or $403 million, the second-highest third-quarter total in our history. This exceeded our previous guidance for the quarter, demonstrating how quickly the wave of momentum has begun to wash over the fertilizer market.
Our third-quarter performance raised our earnings for the first nine months of 2010 to $4.34 per share, or $1.3 billion – more than any full-year total in our history, with the exception of our 2008 record.
Third-quarter gross margin of $563 million brought our year-to-date total to $1.9 billion, with contributions from potash alone eclipsing the combined gross margin for all three nutrients in the year 2009.
While our nitrogen and phosphate businesses had earlier started to reflect higher prices and volumes, we believe the greatest earnings opportunity lies ahead for potash, our core nutrient. With volumes responding to strong conditions, potash prices began to move late in the quarter – and have accelerated even further since then.
With rising crop prices around the world, farmers continued to have significant motivation to respond to the growing need for food – and to once again focus on fertility requirements.
An undeniable and powerful truth about our business is that, despite the ebb and flow of economic conditions, global food demand never stops. Food is an essential need and demand continues to grow.
In fact, even in the midst of one of the modern world’s greatest economic downturns, global grain consumption increased by approximately 140 million tonnes – or nearly 7 percent – over the past three years, led by rapid growth in large developing markets such as China and India.
Meeting this demand growth is a challenge when everything goes right for farmers – including excellent growing conditions and proper fertilization. It is even more difficult when there are crop production issues, and current global grain inventories provide little margin for relief.
This year, drought reduced Russia’s grain production by 34 percent – resulting in a decision by its government to ban grain exports until at least July 2011.
US corn yields are expected to decline by more than 5 percent with less-than-cooperative weather and reported nutrient deficiencies. This is expected to reduce the US corn stocks-to-use ratio to its lowest level in 15 years.
In total, global grain production is expected to decline by around 3 percent in 2010. As you can see on Slide 11 of our presentation, this has created a shortfall of nearly 60 million tonnes and a significant tightening of global grain stocks.
Building on prices that already reflected the cumulative strain on global supply, prices for most agricultural commodities rose sharply in recent months.

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In the US, corn farmers – who were already generating strong returns with corn prices around $4 per bushel in August – now have farm prices approaching $5.50 per bushel. This increase adds more than $200 per acre to a farmer’s revenue, contributing to record projected returns as shown on slide 13, and providing an even greater incentive to maximize yields.
It is important to note that this is not confined to one crop or one region. Just like our business, this is very much a global story.
In Latin America, farmers are benefiting from prices for soybeans, sugar, coffee and cotton that have risen by 36 percent over the past 3 months, while producers in Southeast Asia are expected to achieve record returns on palm oil production.
In China and India – two important fertilizer markets – governments are continuing to promote food production by raising support prices for wheat and rice – and China’s domestic prices for corn and soybeans remain well above world levels.
These developments support what we believe will be a powerful and extended period of growth for agriculture.
Farmers are smart business people – and when they have the opportunity to capture higher prices, they move quickly to ensure their soils have sufficient nutrients to support higher yields.
This environment is fueling demand for potash at a time of tight supply. During the third quarter, North American potash producer inventories declined by 41 percent, finishing September well below the five-year average.
But the story goes deeper than producer inventories. Slide 16 shows that global distributor inventories are also low. The current concern about supply is markedly different than in the second half of 2008, when dealers could cover short-term demand from their own inventory.
With reduced global inventories, the industry’s ability to meet surges in demand is expected to be tested. As a result, we have seen a major turning point in the potash market.
PotashCorp announced domestic price increases totaling $125 per short ton since early September. We believe our $50 per short ton domestic price increase announced in September will be fully realized in our netbacks later in the fourth quarter and our $75 per ton increase will start to take effect in early 2011.
Offshore markets are responding as well, as announced increases of approximately $50 per tonne in Brazil and Southeast Asia are taking hold and expected to drive higher netbacks as we move into 2011.
Earlier this month, Canpotex, the highly valued and strategic marketing arm for Saskatchewan potash producers, signed a three-year supply agreement with Sinofert in China – and a five-year agreement with customers in Indonesia. Canpotex is also on the verge of concluding long-term contracts in other large potash markets. These contracts demonstrate that global potash buyers recognize that product is going to be in very tight supply over the next few years and they want to ensure they are able to cover their growing needs.

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While the market for each of the three nutrients has different dynamics, our phosphate and nitrogen businesses are also benefiting from this strong agricultural environment. Prices have increased significantly, with Tampa DAP and ammonia rising by $70 and $90 per tonne respectively over the past two months.
With strong farmer economics leading to robust demand and rising industry operating rates, we believe the key factors are in place for significant volume growth and continued pricing momentum that will contribute to increased gross margin for our company.
Based on these conditions, we expect 2010 net income to be in the range of $5.75-$6.00 per share.
We believe that the environment of higher agricultural commodity prices and rising potash prices will also support the desire for some distributor restocking in 2011. Therefore, we have revised our global demand forecast for 2011 to a range of 55 to 60 million tonnes. This is expected to test the industry’s estimated operational capability which is just slightly over 60 million tonnes, further tightening the potash market.
Given our expectation for continued escalation in demand and pricing for our products, we are providing 2011 earnings guidance in the range of $8.00-$8.75 per share.
We believe the table is set for our company to fully demonstrate the value of our long-term approach and our advantages in potash. The brownfield potash expansion projects we began in 2003 look to be perfectly timed to meet the world’s need for this unique resource. Combined with our inherent strengths in nitrogen and phosphate, we believe PotashCorp has tremendous value-creation capability for years to come.
With this positive outlook for our company, we believe it is important to explain our position on BHP’s unsolicited offer and our ongoing exploration of strategic alternatives to maximize shareholder value.
As you know, PotashCorp’s Board of Directors is unanimous in its belief that the BHP offer substantially undervalues PotashCorp and fails to reflect both the value of our premier position in a strategically vital industry and our unparalleled future growth prospects.
As I have just outlined, we have a strong conviction that our industry has now passed an inflection point and that our business fundamentals are strengthening.
Across our industry, other fertilizer companies have seen a rapid appreciation in their market capitalization over the past ten weeks, with share prices for our fertilizer peer group increasing an average of 38 percent since August 16.
Based on these movements alone, we believe our current unaffected stock price would be approximately $155 per share.

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Our offshore investments have also increased in market value by almost $1 billion since that time, and we believe the full value of these investments is not in any way reflected in this peer stock appreciation analysis.
Another way to evaluate our unaffected stock price is to look at the historical forward-looking multiples of PotashCorp and its peer group.
Slide 35 shows our view that, over the past five years, PotashCorp has consistently traded at a Next-Twelve-Months EBITDA multiple premium of approximately 69% over our peers. We believe this premium multiple reflects the unique nature of PotashCorp’s assets and the unmatched growth prospects for our company.
Applying these premiums to current peer multiples, we derive an expected PotashCorp EBITDA multiple in excess of 16.0 times and an unaffected stock price well above $155 per share.
The BHP offer on the table represented an inadequate premium from the outset, and certainly does not reflect the significant improvement in the fundamentals that have occurred since August. In fact, we believe it is clear that the BHP offer represents a significant discount to our estimated unaffected stock price, and does not begin to address an appropriate premium for a premier asset like PotashCorp.
As you can see on slide 38, other Canadian marquee transactions have occurred at control premiums well in excess of 50 percent. This once again highlights our view that BHP’s unsolicited offer significantly undervalues our company.
With regard to the process we are undertaking, our exploration of strategic alternatives has encompassed a comprehensive range of alternatives. As the process is ongoing, at this time we are not going to comment specifically on any particular strategic alternative. We are committed to pursuing the alternative that will ensure the best possible outcome for our company and all of our stakeholders.
In this regard, the Board believes that our fundamental value and standalone prospects are substantially superior to the inadequate BHP offer; and we are committed to ensuring that our shareholders – not BHP’s – benefit from the value inherent in PotashCorp.
As we have in the past, our Board of Directors, management team and great employees continue to maintain a sharp focus on future performance and are committed to maximizing value.
This has been a hallmark of our company, as PotashCorp has delivered total average annual returns of 23 percent since its IPO in 1989, compared to only 6 percent delivered by the S&P 500 over the same period.
Our management team has been around this business for a long time – and we know the positive fundamentals for our sector. Our opportunity for growth is unmatched and we are very excited about the future.
Many of you have heard me in the past compare our company to a brand new Maserati – it can be very powerful when we get a chance to put the pedal to the metal and shift into high gear – but you have to

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know how to drive. We haven’t let it loose over the past two years, as you don’t drive at top speed when you’re on a bumpy road. That’s not how you treat a world-class asset when you want to keep it in tip top condition and preserve its value for the long term.
But today, we see an open road that extends a long way out – and we have the horsepower and we’re ready to hit the gas.
As we demonstrated in this third quarter, we will not allow anything – including a hostile takeover attempt – to distract us from delivering the best possible performance for all of our stakeholders.
I’d like to thank our people – the front-line drivers of our success – for their focus and dedication on every front. Even in the face of speculation about our future, our people delivered on every level – safety, production, quality, sales and a steadfast commitment to our communities, our customers and our investors.
Given the opportunities ahead in an operating environment that we believe is ideally matched to our strengths, we will continue to focus on running our business to optimize performance for all of our stakeholders.
I’m joined today by members of our senior management team and we would be happy to answer questions related to our company’s performance and our operating environment. Given the sensitive nature of BHP’s unsolicited offer and alternatives we are evaluating, we are unable to comment further on those issues.
Thank you.
Operator:
Thank you. Ladies and gentlemen, we will now conduct the question-and-answer session. In order to accommodate as many callers as possible, one question from each person will be taken.
If time does not allow us to respond to all questions from the website, our Investor Relations group will follow up after the webcast. First question today comes from Vincent Andrews of Morgan Stanley. Please go ahead.
Vincent Andrews:
Thank you and good afternoon everyone. Can I just ask you Bill, as we move from 50 million tonnes this year, that looks like what it’s about to be. And you’ve got a projection next year for 55 to 60. Can you give us some of the biggest moving parts from a geographic perspective in terms of volume, in maybe China and India in particular? How quickly do you think China is going to revert next year? And what are the other bigger moving parts there?
Bill Doyle:
All right Vincent. Thank you very much. 2010, as you know, was a recovery year. We started at the beginning of the year saying it was going to be a 50 million tonne market this year, and you know many of our competitors were substantially below that at the beginning of the year. And most of them have come up to that level. We now think the end result is going to be between 50 million and 51 million for 2010.

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In terms of our number for 2011 of between 55 million and 60 million. We do think that China is going to more fully engage. There is tremendous pressure on China. I would just say that even this morning there’s an article in the press coming out of Beijing that China, alone, in 2009/2010 corn export year, which ended September 30th, in the US, imported 1.3 million tonnes, which was their biggest level of imports in 15 years. The 2010/2011 year, which has just begun, the estimate in this report was 5 million tonnes of corn going to be imported. Which would make China the fifth-largest corn importer in the world.
The problem that China is having is that its animal feed industry has been growing at 10% to 15% per year. It’s having trouble keeping up with that growing pressure to feed those animals. They’ve actually released, in order to try and keep corn prices down, China has released 45 million tonnes of corn stock since the beginning of 2009, and yet, corn prices are still going up, both within the country, and on the exchanges. And so China, they say now is down to about one-month’s supply of corn, and that’s going to put substantial pressure on corn prices.
So I think $6 corn is just around the corner, and potentially going higher. I would also say that – it was part of that article, it talked about soybeans, China already takes 60% of the world’s soybeans that are traded, so it’s just a huge impact on that market, and then also their need for more cotton, of which they are almost entirely dependent on imports, and of course sugar.
So there’s going to be a huge demand from China for major agricultural products, and that’s why we think they are going to become more thoroughly engaged. The number for China for this year was about 8.5 million tonnes of imports, totally, and – or rather that is their domestic shipments: 8.5 million.
But our forecast at 55 million tonnes would be 11 million tonnes of shipments, and at 60 million tonnes would be 11.8 million tonnes of shipments for China alone.
India of course, which is completely dependent on potash imports, this year will be about 6 million tonnes in 2010, estimated to be 6.3 million at the 55 million-tonne range, and 6.9 million at 60-million tonne range. Other Asia which principally is the big players there being Malaysia, Indonesia, is 6 million tons in 2010, 6.3 million for the 55 million-tonne forecast for 2011, and 6.7 million for the 60 million ton level.
In Brazil, 2010 shipments, 6.5 million; 2011 would be 7 million, in the 55-million tonne scenario, and 8 million in the 60-million tonne scenario. So those are the big markets, and I hope that answers your question.
Operator:
Your next question comes from Mark Connelly of CLSA Asia Pacific Markets. Please go ahead.
Mark Connelly:
Thanks. Two-part question, Bill. You said in your comments that you think the industry’s ability to meet surges in demand is going to be tested. Over time, you’ve said that your excess capacity was going to help provide that buffer. How confident are you that we can avoid the kind of destructive price spiral that we saw last time?

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And related to this, you also said we were going to move away from annual contracts, and you have successfully done that, but I’m not sure what we have moved to. I was wondering if you could help us understand what we’re doing with China and India, in terms of we know a little bit about the supply side but we don’t really understand the price?
Bill Doyle:
Well, let me talk to the first part of it, and then I might get some help from my colleagues here around the table. In terms of China, you know we announced a new three-year Memorandum of Understanding through Canpotex. The big-change there is six-month pricing. And as you know we had been pushing for this. We need to get more market related. Take some of the emotion, some of the politics out of it, and just get to business.
I know the Chinese side is looking forward to that as well. I think it will serve both sides very well for a long time to come, because it’s more reflective of the market. Whether the market is up or down, those shorter time frames tend to work. And I think you’ll see more reflective demand as a result, in China and not so much – such difficult negotiations.
In terms of testing our production ability, and I’m going to ask Garth just to comment here in a second, but we started our brownfield expansions in 2003 was when we first realized that by the end of the decade we would need to be in position to do that. And of course, many of our competitors had already done quite a bit on the brownfield route.
We felt it was going to be our turn and timely for us to do that, and just thinking about the difference between 2008 and where we’re going to be here by 2015. You know in 2008, we had 10 million tonnes of capability, and by 2015, fully ramped up, we’re going to have 17.1 million.
Garth why don’t you tell them about what we’re doing at Cory right at the moment, and where we are with Picadily and Allan and Rocanville, just a brief update as to these latest expansions.
Garth Moore:
Sure, thanks, Bill. I guess for next year, we probably have a capability of about 12 million tonnes with ramping up the Cory expansion which the construction work will be finishing up towards the end of this year, and we’re running the white circuit there now with their new hoisting system. And we’ll be ramping up production there throughout 2011.
And the other projects are on-stream to come in to production, a little bit in 2012, 2013, 2014, and 2015. So as Bill mentioned, we’re pretty well staged to bring our production from where it will be about 12 million tonnes of capability next year, adding another 5.1 to bring it up to 17.1 by about the end of 2015. So we think we’re pretty well set up to match the market as it builds over the two to three years.

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Bill Doyle:
And Mark to get to your last question, how do we avoid the price spiral? You know, I think that the industry learned a lot of lessons, at least I hope so, in the last run-up there in – really the first half of 2008. And, you know, I think also you see a much longer-term picture in terms of grain fundamentals, and ag commodity fundamentals. But I think the big question here also is affordability, so I’m going to ask Stephen Dowdle, who is head of our sales, just to talk about basic farm economics. Stephen?
Stephen Dowdle:
Thank you, Bill. Yes, the farm economics are very positive at the moment and positive across a wide spectrum of commodities. When we look at North America, for example, we look at corn economics as a major driver of potash demand, and, you know, we’re projecting the average return over variable costs per acre of corn to be at record levels. The USDA is estimating average farm corn price at $5 a bushel, which is the highest level on record. And, you know, we must remember that $100 price increase on potash equals about $0.03 per bushel of corn.
So there’s certainly, in the case of corn, potash at these prices is very affordable, and demand, certainly, will not be impacted. And we go around the world and look at other crops whether they be commodity crops like oil palm, or sugar and cotton, and we see similar, very compelling economics.
Bill Doyle:
And Mark, I would also say that Canpotex is well positioned to meet the surge in demand. What we have been planning in terms of port expansions, they’re going to be perfectly timed with the brownfield expansions of Potash Corporation, and what Mosaic, and Agrium are planning to bring to the table. So Canpotex is going to continue to be the number one supplier, and that’s why we’re seeing these major customers, China, Indonesia, and as I said, we’re going to be making more announcements in the next couple of days here.
These customers recognize that Canpotex is the one supplier that is going to have the capability to meet their needs over the next year to three to four to five years out, and that’s why they’re signing these type of contracts, because they’re worried about this tightening market, but they know they have a great supplier in Canpotex.
Operator:
Your next question comes from Michael Piken of Cleveland Research. Please go ahead.
Michael Piken:
Hello, two-part question. The first is if in fact we get to the 55 million to 60 million tonnes, previously in some of your former presentations you have talked about having a about a 20% market share, and your volume guidance for next year is about 9.2 million tonnes. So I’m just trying to understand sort of what the constraint is? Has there been other capacity coming on in other parts of the world? Is it just excess inventory somewhere and what’s happening with respect to that?
And secondly, do you have anything factored in, potentially, for any of your tolling agreement at Esterhazy to expire at all next year, or does that assume that there’s no disruption to that? Thanks.
Bill Doyle:
All right. Michael, because the tolling agreement is in front of the courts, I’m not going to comment on that one particularly. In terms of the 9.2 million that we have for next year, we might do a little bit better than that, and we’re certainly ready, obviously, to do better than that, and yet we try to be – when we look at the projections for next year, we try to come at it from I’d say a conservative approach. But I do think that our competitors are going to be stressed to keep up next year.

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When you look at 55 million to 60 million, and that really is some inventory restocking, but there’s not going to be capability to restock the inventory. That’s going to be a multiple-year issue, just because the pipeline is so low.
That one slide I referred to at the distributor level, the inventories being so low, that it’s really going to push capacity utilization up in the 90%-plus range. And whenever – if you look in history, whenever we have gotten to the 90% range capacity utilization, you have got a hell of a tight market.
So this thing is coming at us fast, and everybody decided to move at the same time. And it really was like a light bulb went on in July, and we started to see the movement, the record fill in the US domestic market, unprecedented fill, and then the Brazilian market coming in for granular potash at the same time, seeing the improved soybean prices.
I talked to my Brazilian friends the other day, and they said that at $12 plus soybeans it doesn’t matter what the exchange rate of the Real is. They’re just gearing up, and they’re going to put potash down to grow soybeans. And then you think about sugar, nearly $0.29 a pound for sugar, Brazil being the major player in sugar in the world, and sugar actually using four-times as much potash as soybeans, and then you think about coffee at $2 a pound.
Brazil is just having a field day with agriculture, and, boy, they went from being a little bit nervous and skittish about taking product to trying to buy all they can, and so it really is a – that change that we talk about, reaching that pivotal moment with supply and demand, reach a tightness, that inflection point that restores pricing power.
That’s where we are. The pricing power is definitely back, and you can going to see it in 2011 and the following years. We have enormous growth, and with our potash expansions perfectly timed, Potash Corporation is going to take a disproportionate share of the growth, and that’s why our earnings grow father than any other company.
Operator:
Your next question comes from PJ Juvekar of Citi. Please go ahead.
PJ Juvekar:
Yes, hi. Couple of questions on the fall and spring application. First, on the fall application, how much increase in potash application do you see in this season that’s underway?
And then, looking in to spring, potash deliveries by producers that are as much as 30 days late for some producers. Can you tell us if that’s the case in case of PCS? And then how do you see that impacting the spring application?
Bill Doyle:
All right. PJ, I would tell you that in terms of the fill tonnage delivered, because of the record fill and the timing of the fill, we had almost 300,000 more tonnes than our previous record fill. And everyone, as I said, did the same thing at the same time. And by the way we were shipping Brazil at that same time, so there has been a delay in delivering fill tonnage to the domestic customer base, but that will be cleaned up within the next ten days or so.

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And I can ask Stephen Dowdle to talk about fall. Actually application rates, what you are seeing, Stephen, at the farm level, and what you anticipate for next spring?
Stephen Dowdle:
Yes, PJ, the demand for fall application has been very strong. Part of that has been the result of an early harvest and quite good weather conditions for fall application. We came out of the spring with extremely low inventories in the pipeline, and as Bill just mentioned, we had the off-shore demand in picking up at the same time that we’re now trying to deliver to the domestic market.
But the demand has been very strong, and what we are projecting in North America is a return to normal consumption levels, to approximately 9.5 million tonnes. We think that we will complete the fall application. Yes, it will be – the deliveries are slightly delayed, but we are catching up, and we believe we’ll complete the fall application, and we will start the new year with very low inventories in the field, and we expect to be shipping very hard in the first quarter to prepare for the spring application.
Bill Doyle:
PJ, just as one follow up, not only has potash deliveries been affected, but the big thing really is phosphate deliveries. You have a lot of farmers that have potash, but they are waiting for their phosphate, and they would like to do both at the same time so they save on some gas.
Operator:
Your next question comes from Edlain Rodriguez of Gleacher and Company. Please go ahead.
Edlain Rodriguez:
Thank you. Good afternoon, guys. Bill, quick – just a quick follow up on China. Given your view of improving supply-demand fundamentals and sustainable crop prices, under what scenarios can you see a pull-back in potash prices in the next year or two? Because otherwise I fail to see how China, with six months pricing contracts, will ever get a break or benefit from ever-rising prices. Are they more concerned about getting sufficient supply than anything else?
Bill Doyle:
Edlain, that’s exactly right. The Chinese, as you know, are extraordinarily smart buyers. They have been consistently the best in the world over the last 30 years, and they know that this market is rapidly tightening. They have got their ear to the ground everywhere, and so the big thing for them is to get supply.
Pressure on grain production in China is enormous, and I mentioned earlier, this lack of inventory – to run their inventories down, and quite frankly they thought there was going to be a better crop this year. And they didn’t expect US production to be off 5%. And they didn’t see the Russian drought. No one did. All of these things impacting feeding animals.

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You can switch from soybeans to wheat, corn, but by God you have got to have something to feed them, because you have got to produce the meat to feed your own folks, so that pressure – when you see your animal feed industry growing 10% to 15% per year we are shipping from the middle of Illinois to China at the moment from our feed plant in the central part of Illinois to China. And I would have never thought that would have been possible, but it just shows you how strong the demand is for feed ingredients, feed phosphates in this case, but also for grains.
So the big issue is supply, and the Chinese know full well that the price is going up. They concluded an early MOU, because they wanted to be in position, and we’re going to begin those negotiations through Canpotex in early November.
My guess is you are going to have a conclusion before the end of the year, because they need to get that material in place. So we’re going to have a much more rapid settlement. And the Chinese, they just can’t afford to fool around, because they not only need the import corn, but they need the import potash.
Operator:
Your next question comes from Don Carson of Susquehanna Financial Group. Please go ahead.
Don Carson:
Yes, Bill, question. You mentioned you think pricing power is definitely back, so two parts to that. One, if you do get your domestic price increases, you will be about $525 a short ton or $575 a metric tonne, and that’s well above what you are offshore. I guess that might equate to perhaps a $550 Vancouver price. So the question is twofold. One, do you think you have sufficient pricing power to get international prices back up to domestic levels? In the past we have sometimes seen the international at premium.
And secondly, do you think that nitrogen and phosphate prices constrain how high potash can go, since while it may not be logical, the farmer is certainly used to potash being the least expensive of his three nutrients.
Bill Doyle:
I’ll ask Stephen to answer the second part of that question. The first part, we have the pricing power in the international arena, and what I can tell you is my guess is the international prices are going to go higher than the domestic prices. And that’s just on the basis of historical – if you look at 30 – I have been 37 years in this business. Of those 37 year, the international price, I would say has been higher than the domestic price for 30 out of the 37, and that’s a more normal situation.
So you are going to see some big increases in the international market over the 2011 calendar year. The spot markets, particularly, I mean, Brazil is going to be seeing increases as they go.
And again, all of this is affordable. It’s not like returning to 2008 where we had a $500 increase in a period – a $300 increase followed by a $200 increase in the period of a month. You’re not going to see anything like that. But you are going to see prices ratchet up, and you’re going get back to prices that are supportive of greenfield economics.

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In my estimation by 2013 you are going to need prices FOB mine of at least $600 to get to a level that you could get a 10% IRR on a mine, because you are going to need to move – it’s about a ten-year process. You are going to need to move somewhere in that 2013/2014 time period, to have enough material available in the 2023/2024 time level.
So we certainly have the pricing power at the moment, and I see that continuing for the next few years, kind of getting back to Edlain’s call, and I think it’s going to be entirely affordable, because you are going to have much higher ag commodity prices.
So I’m going to ask Stephen to address the phosphate and nitrogen constraints on potash pricing, that thought process.
Stephen Dowdle:
Yes, Don. Looking at urea prices, for example, and DAP prices here in North America. Since July 1, prices for all of these products have moved higher. Urea has moved up 40%, DAP has moved up about 36%, and potash, including the $125 increases that we have announced this July 1, that’s a 32%.
So actually potash has lagged behind a little compared to DAP and urea, but the affordability of all of these fertilizer products at the end of the day is really going to be determined by the underlying crop economics, and as we have gone through these crop economics or – right now the fertilizer is very affordable. The returns are very positive, and this is, of course, what is driving demand.
Bill Doyle:
And, Don, just one final note. The average price that we had for potash for the three months ended September 30, was $305.60. I just said we have got to move to $600 between now and 2013. That should give you an idea of where I think prices are going.
Operator:
Your next question comes from David Begleiter of Deutsche Bank. Please go ahead.
David Begleiter:
Thank you. Bill, on your 55 million to 60 million tonne forecast for 2011, what are the variables that determine the upper and lower end of that range. And even for 2012, is it another 3 million to 5 million tonne increase in your view for 2012 as well?
Bill Doyle:
The difference is restock. 55 million will be needed for consumption, and so then it’s a question of how much is going to be restocked. And what I would say to that is when people see these prices moving up, they have renewed confidence. They all think we are in a very similar situation to where we were back in 2007, 2008, except not as buoyant.
As I said, I think there is going to be more restraint, but still there will be a move up, and people like to see the value of inventory increase, because it is a money maker for them.
And I think you’ll see people try to build some inventory in 2011, but I don’t think they will be very successful at, because it is going to be difficult, because the market is going to be very tight. Again, you will be 90%-plus operating rate, so you have got to hope that there’s nothing goes wrong with any producer. We always have concerns about water inflows, and those type of things, and God forbid that would happen when we really need some product, but it clearly is going to be tight.

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So the difference between 55 and 60 is some inventory build, thinking about what kind of prices customers might be facing in the 2012/2013 time frame. And I don’t – did I miss anything else there? That’s it? Okay. Thank you.
Operator:
Your next question comes from Mark Gulley of Soleil Securities.
Mark Gulley:
Hey, Bill, I was intrigued by the comment in the press release at the bottom of page one as well as during your commentary, that you believe that crop yields may have suffered from under-application of fertilizer in the year just ended, 2010. Maybe offline or here you can point to some of the data that supports that hypothesis. Thank you.
Bill Doyle:
Okay. We can give you some detail on that, Mark, after the call. But there’s no question in our mind, that – there’s very – absolute evidence of nutrient deficiencies. It’s a danger when you see a drop of 43% in global potash shipments in 2009, the previous drop, as I know I have told you, before was 12.8% back in 1992. Those record goes back to 1922, so 12.8% to 43%.
People mining the soil bank like never before. But not everybody went in to 2009 with enough in the soil bank. So they really starved some crops, and that is showing up here in 2010, and – but we’ll have our people give you some specific crop data on that, Mark, after the call.
Denita Stann:
And we have time for just one more question, Brock.
Operator:
Thank you. The last question today comes from Elaine Yip of Credit Suisse. Please go ahead.
Elaine Yip:
Hi. Just a question on other producer behavior in the marketplace. Have you seen any change in the behavior your of the Russians, since the change in ownership there, in how they’ve been selling into various markets?
Bill Doyle:
Hi, Elaine. What I would tell you is what I know from reading the – probably the same reports that you are reading – some of the international publications. But I think it’s pretty clear from those reports that there’s consolidation going on in the Russian industry, and that Silvinit and Uralkali are in the process of merging, and that they are going to sell through one entity, which is BPC, together with Belaruskali, which would be the first time that that has hand since 1995.

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The last 15 years, they have been fighting BPC and IPC, so that consolidation is, I think, readily at hand.
And it’s also interesting to note that, by the way, there has been no development whatsoever in the Silvinit reserves that were bought for about $1.5 billion here a couple of years ago. There has absolutely been no activity there. The new owners spent their money buying out the old owners, and so we haven’t seen the push for new production, so that’s been delayed considerably.
So the combination of delaying incremental capacity, or even in that case, the Silvinit reserves, that would be a considerable investment there. And then combine that with the merger and selling through one channel, it would lead me to think that the Russians and even the Belarusians are going to be marketing a little bit differently than they have been. And you won’t see the fighting that existed for the last 15 years.
I would say that that can only be positive for the market outlook that we have tried to explain to you this morning.
Denita Stann:
Great. Thank you, everyone. If you have any further questions, please don’t hesitate to give us a call at the office.
Operator:
Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.

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Important Information
 This transcript is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, which contain important information. Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.